SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended                December 31, 2004
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-49967
                                            ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Atlantic Liberty Savings, F.A. 401(k) Savings Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Atlantic Liberty Financial Corp.
                               186 Montague Street
                            Brooklyn, New York 11201






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                              SUMMARY ANNUAL REPORT

             FOR ATLANTIC LIBERTY SAVINGS, F.A. 401(K) SAVINGS PLAN


This is a summary of the annual report for the ATLANTIC LIBERTY SAVINGS, F.A. 401(K) SAVINGS PLAN, EIN 11-0495750, Plan No. 002, for the period January 1, 2004 through December 31, 2004. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $12,476. These expenses included $11,777 in benefits paid to participants and beneficiaries. A total of 25 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,297,537 as of December 31, 2004, compared to $1,025,139 as of January 1, 2004. During the plan year the plan experienced an increase in its net assets of $272,398. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $284,874 including employer contributions of $60,716, employee contributions of $77,218, and earnings from investments of $136,403.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

         1. financial information; and
         2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call ATLANTIC LIBERTY SAVINGS, F.A., 186 MONTAGUE STREET, BROOKLYN, NY 11201, (718) 855-3555.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: RSGroup Trust Company $1,297,537. You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact a EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

You also have the legally protected right to examine the annual report at the main office of the plan (ATLANTIC LIBERTY SAVINGS, F.A., 186 MONTAGUE STREET, BROOKLYN, NY 11201) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.



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                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              ATLANTIC LIBERTY SAVINGS, F.A.
                                              401(k) SAVINGS PLAN

                                              By:      RSGROUP TRUST COMPANY



Date:  June 20, 2005                          By:      /s/ William Pieper
                                              Name:    William Pieper
                                              Title:   Senior Vice President